June 25, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attention: John Reynolds

Brigitte Lippmann

Re:                             Golden Minerals Company

Registration Statement on Form S-1, filed June 7, 2018

File No. 333-225483

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 2:00 p.m. Eastern Standard Time on Wednesday, June 27, 2018, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Robert P. Vogels

ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer

cc:	Warren Rehn
Brian Boonstra